UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                              (Amendment No. 1) (*)

                    Under the Securities Exchange Act of 1934

                         Ameritrade Holding Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    03072H109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                September 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (X) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)


(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 13 Pages

-------------------                                           ------------------
CUSIP No. 03072H109                   13G                     Page 2 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Taunus Corporation*
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (X)
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               26,461,205*
EACH REPORTING               ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      -0-
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      26,448,722*
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,461,205*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.3%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

* National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of Taunus Corporation ("Taunus"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group had the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group had the right to



                               Page 2 of 13 Pages
acquire, subject to the terms and conditions of the Agreement, depended solely on the market price for the Class A Common Stock during a designated period. Taunus and NDB Group jointly filed a Schedule 13G (the "Original Schedule 13G") on August 9, 2001 to report such transaction, in which each expressly declared, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, that the filing of such Original Schedule 13G was not to be construed as an admission that it was, for the purposes of Section 13(d) or 13(g) of such Act or otherwise, the beneficial owner of such securities. Such transaction closed on September 6, 2001, as a result of which BT Investment Partners Inc., a wholly-owned subsidiary of Taunus designated by NDB Group pursuant to the Agreement, acquired 26,027,282 shares of Class A Common Stock), representing 13.1%, of the shares of Class A Common Stock outstanding (based on the 172,921,099 shares of Class A Common Stock reported by Issuer, in its Form 10-Q filed on August 13, 2001, as being outstanding as of August 8, 2001). This filing on Schedule 13G amends the Original Schedule 13G in its entirety and reports the beneficial ownership of (1) such 26,027,282 shares of Class A Common Stock, (2) 155,233 shares of Class A Common Stock owned by Bankers Trust Company, a wholly-owned subsidiary of Taunus, (3) 257,900 shares of Class A Common Stock owned by Deutsche Bank Alex. Brown Inc., a wholly-owned subsidiary of Taunus, (4) 8,400 shares of Class A Common Stock owned by EA Strategies LLC, a wholly-owned subsidiary of Taunus and (5) 12,390 shares of Class A Common Stock owned by NDB Capital Markets LP, a wholly-owned subsidiary of Taunus.



                               Page 3 of 13 Pages

-------------------                                           ------------------
CUSIP No. 03072H109                   13G                     Page 4 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         BT Investment Partners Inc.**
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (X)
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               26,027,282**
EACH REPORTING               ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      -0-
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      26,027,282**
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,027,282**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.1%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

** See note * on first cover sheet.



                               Page 4 of 13 Pages

-------------------                                           ------------------
CUSIP No. 03072H109                   13G                     Page 5 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Bankers Trust Company***
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (X)
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               155,233***
EACH REPORTING               ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      -0-
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      142,750***
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         155,233***
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.1%***
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO, BK
--------------------------------------------------------------------------------

*** See note * on first cover sheet.



                               Page 5 of 13 Pages

-------------------                                           ------------------
CUSIP No. 03072H109                   13G                     Page 6 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Deutsche Bank Alex. Brown Inc.****
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (X)
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               257,900****
EACH REPORTING               ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      -0-
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      257,900****
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         257,900****
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.1%****
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO, BD
--------------------------------------------------------------------------------

**** See note * on first cover sheet.



                               Page 6 of 13 Pages

-------------------                                           ------------------
CUSIP No. 03072H109                   13G                     Page 7 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         EA Strategies LLC*****
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (X)
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               8,400*****
EACH REPORTING               ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      -0-
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      8,400*****
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,400*****
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%*****
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

***** See note * on first cover sheet.



                               Page 7 of 13 Pages

-------------------                                           ------------------
CUSIP No. 03072H109                   13G                     Page 8 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         NDB Capital Markets LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (X)
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               12,390******
EACH REPORTING               ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      -0-
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      12,390******
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,390******
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%******
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN, BD
--------------------------------------------------------------------------------

****** See note * on first cover sheet.



                               Page 8 of 13 Pages

Item 1(a).     Name of Issuer:

               Ameritrade Holding Corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 4211 South 102nd Street, Omaha, Nebraska 68127.


Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Taunus Corporation and BT Investment Partners Inc.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of Taunus Corporation is 31 West 52nd Street, New York, New York 10019.

               The principal place of business of BT Investment Partners Inc. is 130 Liberty Street, New York, New York 10006.

               The principal place of business of Bankers Trust Company is 130 Liberty Street, New York, New York 10006.

               The principal place of business of Deutsche Banc Alex. Brown Inc. is 31 West 52nd Street, New York, New York 10019.

               The principal place of business of EA Strategies LLC is 31 West 52nd Street, New York, New York 10019.

               The principal place of business of NDB Capital Markets LP is 10 Exchange Place Centre, Jersey City, New Jersey 07301.

Item 2(c).     Citizenship:

               The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Class A Common Stock.

Item 2(e).     CUSIP Number:

               The CUSIP number of the Class A Common Stock is set forth on each cover page.



                               Page 9 of 13 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership.

               (a) Amount beneficially owned:

                    Each of the Reporting Persons owns the amount of the Class A
               Common Stock as set forth on the applicable cover page.

               (b)  Percent of class:

                    Each of the Reporting Persons owns the percentage of the
               Class A Common Stock as set forth on the applicable cover page.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         Each of the Reporting Persons has the sole power to
                    vote or direct the vote of the Class A Common Stock as set forth on the applicable cover page.

                    (ii) shared power to vote or to direct the vote:

                         Not applicable.

                    (iii) sole power to dispose or to direct the disposition of:

                         Each of the Reporting Persons has the sole power to
                    dispose or direct the disposition of the Class A Common Stock as set forth on the applicable cover page.

                    (iv) shared power to dispose or to direct the disposition
                         of:

                         Not applicable.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.



                              Page 10 of 13 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.        Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 11 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2001

                                         TAUNUS CORPORATION

                                         By:  /s/ Douglas Barnard
                                            ------------------------------------
                                            Name:   Douglas Barnard
                                            Title:  Managing Director and
                                                    Chief Financial Officer

                                         By:  /s/ John Cipriani
                                            ------------------------------------
                                            Name:   John Cipriani
                                            Title:  Director and
                                                    Assistant Treasurer



                              Page 12 of 13 Pages

                                     Consent

     The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and BT Investment Partners Inc. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  September 14, 2001

                                         BT INVESTMENT PARTNERS INC.

                                         By:  /s/ Debbie Hodges
                                            ------------------------------------
                                            Name:   Debbie Hodges
                                            Title:  Authorized Signatory

                                         BANKERS TRUST COMPANY

                                         By:  /s/ Jim Byrne
                                            ------------------------------------
                                            Name:   Jim Byrne
                                            Title:  Authorized Signatory

                                         DEUTSCHE BANC ALEX. BROWN INC.

                                         By:  /s/ Jim Byrne
                                            ------------------------------------
                                            Name:   Jim Byrne
                                            Title:  Authorized Signatory

                                         EA STRATEGIES LLC

                                         By:  /s/ Salvatore Palazzolo
                                            ------------------------------------
                                            Name:   Salvatore Palazzolo
                                            Title:  Authorized Signatory

                                         NDB CAPITAL MARKETS LP

                                         By:  NDB Capital Markets Corporation,
                                              general partner

                                         By:  /s/ Frank Lowatsch
                                            ------------------------------------
                                            Name:   Frank Lowatsch
                                            Title:  Secretary



                               Page 13 of 13 Pages